SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          |X|         Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          |_|      Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 20, 2004.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                               Name:  Ilan Pacholder
                                               Title:  Corporate Secretary

Dated:  December 21, 2004

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press Release dated December 20, 2004.

                                    EXHIBIT 1
                                    ---------

        BULGARIAN MINISTRY OF DEFENSE SELECTS ELBIT SYSTEMS AND LOCKHEED
                   MARTIN BID FOR HELICOPTER UPGRADE PROGRAM

Haifa, Israel, December 20, 2004, Elbit Systems Ltd. (NASDAQ: ESLT) reported that the Minister of Defense of Bulgaria announced today at a press conference the selection of the team led by Elbit Systems and Lockheed Martin, as the preferred bidder for the helicopter upgrade program in Bulgaria.

The program includes upgrading 12 MI-24 combat helicopters and 6 MI-17 transport helicopters, to comply with NATO standards. Elbit Systems will be the prime contractor for the project. The project's amount is expected to be material to Elbit Systems. The project is subject to completion of negotiations and signing of a contract with the Government of Bulgaria.

************************************************************
ABOUT ELBIT SYSTEMS


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts:

COMPANY CONTACT                                      IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP           Ehud Helft/Kenny Green
   Finance & Capital Markets
ELBIT SYSTEMS LTD.                                   GK INTERNATIONAL
Tel:  972-4  831-6632                                Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                Fax: 972-3-607-4711
pacholder@elbit.co.il                                ehud@gk-biz.com
---------------------                                ---------------
                                                     kenny@gk-biz.com
                                                     ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.